__________________________________________________________

EXHIBIT 1A-6-7

MATERIAL CONTRACTS

HOFFMAN DISTRIBUTION AGREEMENT

___________________________________________________________

1.DISTRIBUTION AGREEMENT

This Distribution Agreement (''Agreement") dated as of August 14th, 2023 (the "Effective Date"), is made by and between Armed Forces Brewing Company, Inc.. a Delaware corporation with offices at 211 W. 24th Street, Norfolk, VA 23517 ("'Company''), and Hoffman Beverage Company, LLC, a Virginia limited liability company with its place of business located at 4105 South Military Highway Chesapeake, VA 23321 ("Distributor").

The Company is engaged in the business of producing, advertising, marketing. and selling the brands and products listed in the attached Schedule 1, as it may be amended from time to time, and all extensions thereof as well as future alcohol and non-alcohol beverage products distributed in the Territory as defined below (collectively the ·'Products"). The Company and Distributor desire that the Distributor act as the exclusive seller and distributor of the Products in the Territory described in the attached Schedule 2 ("·Territory").

The parties agree as follows:

I.APPOINTMENT.

1.1Territory. The Company warrants and represents that it is the manufacturer or sole United States importer of the Products identified in Schedule I in the Territory identified in Schedule 2. The Company hereby appoints the Distributor as its exclusive distributor for the Products in the Territory, having the exclusive right to sell and distribute the Products in the Territory.

1.2Trademarks. The Company hereby grants to the Distributor the nonexclusive, nonassignable, nontransferable right to use the Company's trademarks, trade names and trade dress solely in connection with the distribution, marketing, and sale of the Products in the Territory. The Trademarks will remain the Company's sole and exclusive property.

II.EFFECTIVE AND TERMINATION DATES.

2.1Term. This Agreement will become effective as of the Effective Date, and will remain in effect until terminated as provided herein.

2.2Termination by Mutual Consent. This Agreement may be terminated at any time by mutual consent of the parties in writing effective as provided therein.

2.3Termination upon Default. This Agreement may be terminated by the non- defaulting party upon a default under Section 5.1 hereof.

2.4Termination by Distributor. This Agreement may be terminated by Distributor without cause upon 30 days notice to Company.

(a)Ill. DISTRIBUTOR'S OBLIGATIONS.

3.1The Distributor will use its business judgment and employ commercially reasonable efforts to develop and maintain a market for the Products in the Territory, including, without limitation, the following:

3.1.1Territory Development. To supply the Products to the Distributor's customers in the Territory.

3.1.2Marketing. To develop and execute reasonable marketing programs that the Distributor determines in its business judgment will be efficient and effective to promote the Products in the Territory.

3.1.3Handling Business. To maintain a business organization and equipment reasonably sufficient to market and distribute the Products in the Territory.

3.1.4Inventory Quantities. To maintain inventory quantities based on the Distributor's experience and business judgment that are sufficient to fill the orders of its retail customers. but in no event will the Distributor be required to maintain an inventory quantity on any SKU of more than 14 days.

3.1.5Storage and Handling. To maintain warehouse space in good condition and of sufficient capacity for packages and sizes of the Products to meet the demand of the Distributor’s customers and to meet all Federal, state and local laws and regulations.

3. l.6Independent Business. The foregoing provisions of Section 3.1 notwithstanding, the parties acknowledge and agree that the Distributor is not a partner, co-venturer or employee of the Company. As an independent contractor, the Distributor shall be free to manage its business in its sole discretion, including:

a)Determining what customers it chooses to service, and the schedule of service for its customers;

b)Determining proper service levels for business functions including, but not limited to. Product delivery, sales, draught line cleaning and merchandising;

c)Determining what form of payments to accept from customers:

d)Determining what method of sales ordering it uses, such as in- person, web based, or telephone based sales: and

e)Independently establishing prices and credit terms for sales to its customers.

3.2Trademark Infringement. The Distributor will notify the Company promptly after becoming aware of any infringement of any of the Trademarks, and assist the Company (at the Company's expense) in any action or proceedings that the Company may institute as the result of such infringement.

3.3Use of Trade Name or Trademarks. The Distributor will refrain from removing the Trademarks from Products, from using the Trademarks on any other product except the Products, and from using the Trademarks in the Distributor's corporate or business names without the Company's prior approval.

3.4Inspection. Upon reasonable notice. the Distributor will allow the Company to inspect the portions of the Distributor’s facilities used for storage and distribution of the Products.

3.5Depletion Reports. The Company may access sales information through a third party service at the Company's expense.

3.6Upon the Company's Notice of Default. Within 30 days of receipt of the Company's written notice of a material default under this Agreement by the Distributor, the Distributor will commence to cure the default and inform the Company of the actions contemplated. Unless additional time is reasonably required. a default shall be cured within 120 days of the receipt of the Company's Notice of Default.

3.7Notice. The notice sent by the Company under Section 3.6 shall describe the event or events that the Company alleges constitute(s) a default under this Agreement. including, without limitation:

3.7. Ia description of each act or omission constituting the default;

3.7.2the date(s) of each act or omission constituting the default; and

3.7.3(if the default is susceptible to cure) the steps the Company believes are necessary to cure the default.

3.8Quality Control. The Company and the Distributor agree that they will evenly bear the cost and expense required to destroy any damaged or out of code Products. Upon receiving written documentation of such lost Products, the Company shall remit within fifteen (15) days to the Distributor payment equal to fifty percent (50%) of the Distributor's price to its retailer customers for the Products.

3.9Sales Out of Territory. The Distributor will not sell the Products to customers located outside the Territory, nor to any customer within the Territory that the Distributor reasonably believes will sell the Products for resale outside the Territory.

IV.THE COMPANY'S OBLIGATIONS.

4.1Sale of Products. The Company will sell the Products to the Distributor in sufficient quantity to meet customer demand. The Company will take all commercially reasonable steps, including discontinuing sales to infringing resellers, to protect the Distributor's exclusivity in the Territory and to prevent any person or entity other than the Distributor from directly or indirectly distributing. selling or marketing the Products in the Territory.

4.2Shipping. The Company will make prompt shipments of the Products to the Distributor in accordance with the Distributor’s purchase orders.

4.3Inspection. The Company will use commercially reasonable efforts to avoid inconvenience to the Distributor or disruption of the Distributor's business when inspecting the Distributor's facilities.

4.4Allocation of the Products. In times of short supply of the Products, the Company will allocate the Products fairly and equitably among its distributors. such that the Distributor will be allocated a percentage of its requirements for the Products commensurate with its reasonably projected sales volume as compared to all other distributors.

4.5Company Responses. The Company will respond promptly in writing to the Distributor upon notification of a claim or action against the Company, the Distributor or any customer for Products.

4.6Sales and Marketing Support. The Company will develop marketing strategies, programs, and activities for the Products and furnish such information to the Distributor, including without limitation:

4.6.1Providing the Distributor with pricing information, sales literature, technical assistance and sales training as needed:

4.6.2Developing sales, merchandising, and promotional material to support the development of the Products:

4.6.3Assisting the Distributor in promoting sales of the Products, and helping build consumer acceptance for the Products:

4.6.4Providing point-of-sale materials at no cost to the Distributor;

4.6.5In its reasonable discretion and upon request of the Distributor, providing special support to the Distributor in endorsing special events, promotions, or public relation activities.

Notwithstanding anything in this Agreement to the contrary, should the Company wish the Distributor to contribute to the cost of any marketing program, the Company and the Distributor will make reasonable efforts to agree upon the amount to be spent in advance, but in no event will the Distributor be required to contribute to the cost of any marketing program.

4.7Upon Distributor's Notice of Default. Within 15 days of receipt of the Distributor's written notice of a material default by the Company under this Agreement, the Company will commence to cure the default and inform the Distributor of the actions contemplated. Unless additional time is reasonably required, a default shall be cured within 90 days.

4.8Notice. The notice sent by the Distributor under Section 4.7 shall describe the event or events the Distributor alleges constitute(s) a default under this Agreement, including without limitation:

4.8.1a description of each act or omission constituting the default;

4.8.2the date(s) of each act or omission constituting the default; and

4.8.3(if the default is susceptible to cure) the steps the Distributor believes are necessary to cure the default.

4.9Product Quality. The Company will maintain the premium quality of the Products and comply with all applicable Federal. state and local laws. The Company warrants and represents that all Products delivered to the Distributor shall. upon delivery, be merchantable premium beer products of good quality produced in accordance with the Company's specifications and free of defects.

4.10Compliance. The Company will comply with all applicable Federal, State and Local Laws; including. but not limited to Company licenses, brand registrations and corporate filings.

4.11Distributor Reimbursement. The Company will reimburse the Distributor for promotional program expenditures, samples, the Company’s share of price discounts, depletion allowances, and all other types of reimbursable items, within 30 calendar days of receipt from the Distributor of the relevant supporting documentation, provided the Company has committed to such reimbursement in advance. The Distributor shall have the right to set off any reimbursement due against sums owed the Company for the Products or otherwise.

V.DEFAULT.

5.1Default Defined. Without limitation, the following will be considered a default:

5.1.1A breach of this Agreement continuing beyond the cure period after notice. as provided in Section 3.6 upon the Distributor’s default and as provided in Section 4.7 upon the Company's default.

5.1.2An assignment for the benefit of creditors: the institution of involuntary or voluntary proceedings under the United States Bankruptcy Code or state insolvency laws that is not dismissed within 90 days; or the appointment of a receiver or trustee, unless vacated within 90 days;

5.1.3Discontinuation of normal service to customers for a period of 60 consecutive days:

5.1.4Determination by a court of competent jurisdiction that a party made a material misrepresentation, or false statement. or materially misled the other, in order to procure a benefit or advantage.

5.2Remedies. If the Distributor defaults, as described in Section 5.1, the Company shall have as its only recourse the following, with no other claim for damages:

5.2.1Terminate this Agreement in accordance with the provisions of Virginia Laws.

5.2.2Establish terms of cash on delivery of the Products thereafter delivered to the Distributor.

If the Company defaults, as described in Section 5.1, the Distributor may at its option:

5.2.3terminate this Agreement, effective immediately.

5.2.4exercise any other available remedies.

5.3Effect of Termination. Termination of this Agreement will not affect the obligation of the Company to make delivery on orders accepted by it prior to the effective date of termination, subject to the provisions of this Agreement. If this Agreement terminates, the Distributor may require the Company to repurchase all unsold Products and POS Assets in the Distributor's inventory, at Distributor’s laid.in cost plus a 10% handling charge, with shipping to the Company's plant to be paid by the Company. The Company will pay the Distributor for repurchased inventory and POS Assets within 7 days of receipt.

5.4The Distributor's Obligations Upon Termination. Upon termination of this Agreement, the Distributor will:

5.4.1Return to the Company at the Company’s expense all advertising, promotional and sales materials in the Distributor’s possession that were furnished by the Company without charge. including. without limitation, brochures, catalogs, price books, photographs, designs, drawings, and engineering and other data:

5.4.2Cease use of the Trademarks.

5.4.3At its earliest opportunity, remove the Trademarks from the Distributor's vehicles and any of the Distributor’s products, letterhead, business cards. and other promotional materials.

VI.TERMS OF SALE OF THE PRODUCTS.

6.1Price. The Company will sell the Products to the Distributor at its announced prices, which shall not be higher than its lowest price to any wholesale distributor in Virginia. The Company may increase its prices for the Products by giving the Distributor 60 days written notice.

6.2Deliverv/FOB. The Products shall be sold FOB the Distributor's warehouse.

6.3Purchase Orders. The Distributor's orders for the Products, and the Company's acceptances thereof, whether oral, written, or otherwise, will be subject to this Agreement. Any term or condition in purchase orders or acceptances that conflict with this Agreement shall be unenforceable.

6.4Payment. The Distributor will pay for each shipment of the Products by check 30 calendar days after the receipt at the Distributor’s warehouse. subject to a right of setoff of any sums due from the Company to the Distributor.

6.5Claims. Any claims for shortages, damaged Products. or discrepancies in any shipment must be sent to the Company no later than 30 days after receipt of the shipment at the Distributor's facility. The Company will issue the Distributor a credit for claims that are approved, or notify the Distributor of disapproval and the reason for disapproval, within 15 days of receipt of the claim.

VII.INDEMNIFICATION AND INSURANCE.

7.1Indemnification by the Companv. The Company will indemnify, defend, and hold harmless the Distributor from and against any and all losses, expenses. damages, claims, suits. demands, and causes of action, including. without limitation, reasonable fees and expenses of attorneys, court costs, and other litigation and dispute resolution costs, arising from or relating to any breach of this Agreement by the Company, or any injuries to or death of persons, or any damage to property, occurring as a result of. or in any way arising out of the sale, production, bottling, packaging, defects, or storage of the Products by the Company, including, without limitation, claims of breach of the warranty of the product's merchantability or fitness for purpose; claims related to the use or consumption of any Products sold to Distributor by the Company and from any impurity, adulteration, deterioration in any mishandling of any Products sold by the Company to Distributor; any claims that the authorized use of the trademarks, trade dress and trade names of the Company, in accordance with the terms hereof. infringes the intellectual property rights of another; claims of a breach of the Company of any of its representations, warranties or obligations set forth in this Agreement; and the enforcement of this indemnification.

7.2Notice: Defense by the Companv. The Distributor will give the Company prompt written notice of any matter for which it claims indemnification, and if the matter involves a third-party claim, the Company may. if it elects. defend or settle the claim or suit at its own expense using counsel of its choosing, provided however that any settlement that does not provide for an unconditional release to the Distributor. or that includes granting equitable relief, will be subject to the approval of the Distributor in its sole discretion. The Distributor will give the Company cooperation and any and all available information and assistance in the defense of such claim or suit. to the extent it is able without incurring additional cost.

7.3Company’s Insurance The Company will maintain primary and excess products liability coverage totaling at least $5,000,000 per occurrence, on an occurrence. and not a claims-made basis. and containing a Vendor’s Liability Endorsement applicable to the Distributor, its affiliated companies, and all customers requesting such coverage through the Distributor. Within ten days of the effective date of this Agreement. the Company will provide to the Distributor an original certificate of insurance containing the terms, and

7

thereafter will provide the Distributor with each certificate of renewal, within ten days of the effective date of renewal. Each certificate of insurance will contain an endorsement stating that the insurance company will give the Distributor at least thirty days advance written notice of cancellation, nonrenewal, or material change in the terms of the liability policy.

7.4Distributor's Insurance. The Distributor will maintain Comprehensive General Liability insurance with bodily injury limits of not less than $500,000 per occurrence, property damage limits of not less than $100,000 per occurrence, and an endorsement providing contractual liability coverage. Within ten days of the effective date of this Agreement, the Distributor will provide to the Company an original certificate of insurance containing the terms, and thereafter will provide the Company with each certificate of renewal, within ten days of the effective date of renewal. Each certificate of insurance will contain an endorsement stating that the insurance company will give the Company at least thirty days advance written notice of cancellation, nonrenewal, or material change in the terms of the liability policy.

VIII.INTELLECTUAL PROPERTY INFRINGEMENT.

8.1The Company will indemnify, defend, and hold harmless the Distributor from and against any and all losses, expenses, damages, claims, suits. demands. and causes of action, including, without limitation, reasonable fees and expenses of attorneys, court costs, and other litigation and dispute resolution costs, arising from or relating to any actual or claimed infringement of any patent, trademark.. copyright. or other intellectual property or proprietary rights by reason of the Products or any advertising or promotional materials created or supplied by the Company.

8.2Company Options. In the event of any infringement or claimed infringement of any patent, trademark, copyright, or other intellectual property or proprietary rights by reason of the Products or any advertising or promotional materials created or supplied by the Company, the Company, at its option and expense shall:

8.2.1Secure for the Distributor the right to continue selling or distributing the Products, either by obtaining a license for such continued sale or distribution or by other appropriate means; or

8.2.2Replace the Products with noninfringing products or parts thereof: or

8.2.3Modify the Products so as to render them noninfringing; or

8.2.4Remove the Products from the Distributor’s premises and refund the laid-in cost of the Products, plus a 15% handling charge within 15 days of removal.

IX.MISCELLANEOUS.

9.1Force Maieure. Fires, floods, wars. acts of terrorism, strikes. lockouts, labor disputes, accidents to machinery, delays or defaults of common carriers, orders, decrees or judgments of any court, circumstances outside the control of the Distributor, or any other contingency beyond the control of the Company or the Distributor. whether related or unrelated. or similar or dissimilar to any of the foregoing, will be sufficient excuse for any resulting delay or failure in the performance by either party of its respective obligations under the Agreement, but such performance will be excused only as long as the force majeure continues.

9.2Assignment. Upon written notice to Company. Distributor may assign any or all of its rights hereunder to any distributor or subdistributor who meets the material and reasonable qualifications and standards required of Company’s distributors provided that the assignee agrees in writing to be bound by the terms of this Agreement. The Company may assign its rights and obligations hereunder to any person or entity upon written notice to the Distributor, provided that (i) the assignee agrees in writing to be bound by the terms of this Agreement. and (ii) the Company provides the Distributor with competent written documentation that the assignee is reasonably capable of honoring such terms.

9.3Relationship of the Parties. The relationship between the parties is that of independent contracting parties, as buyer and seller of goods, and not that of partners. joint venturers. or principal and agent. Neither party has or will hold itself out as having the authority to bind or act in the name of, or on behalf of. the other.

9.4Notices. Any notice required by this Agreement will be sent by certified mail to the addresses set forth in the first paragraph hereof. unless a party gives written notice of a change of address, and will be effective upon receipt.

9.5Binding on Successors: Third Party Benefits. This Agreement will bind and inure to the benefit of the parties and their respective legal representatives. successors, and permitted assigns. Nothing in this Agreement will confer any benefits. rights or remedies upon any person or entity not a party hereto.

9.6Enforcement. Failure of either party to enforce at any time any right or remedy it may have under this Agreement will not be a waiver of the provision or right, and will not preclude or prejudice the party from thereafter exercising the same or any other right or remedy it may have under this Agreement.

9.7Governing Law. This Agreement will be governed by, and interpreted and construed in accordance with, the internal laws of the State of Virginia without reference to principles of conflicts or choice of law. Additionally. the parties to this agreement, as a matter of contract, specifically agree to incorporate by reference the provisions of the Virginia Beer Franchise Act (''VBFA''), Va. Code Ann. Section 4.1-500. et seq., and agree that each party is bound by the obligations created thereby favoring the other party. and neither waives any rights inuring to its benefit by virtue of the terms of this Agreement. The parties agree that administrative agencies and courts of Virginia shall have exclusive jurisdiction over all disputes arising out of this Agreement and the relationship between the parties with venue for any actions, whether state or federal. to be Henrico County, Virginia.

9.8Severability. If any provision of this Agreement is held invalid, for any reason by a court. government agency. body or tribunal. the remaining provisions will be unaffected and will remain in effect unless the invalidity goes to the essence of the Agreement.

9.9Amendment. No change, modification. or alteration to this Agreement, or to the distribution relationship evidenced hereby will be effective unless set forth in writing and signed by both parties.

9.10Entire Agreement. This Agreement, and the Schedules attached hereto as amended by the Company's introduction of brand extensions or future Products to the Territory, supersedes all previous and contemporaneous agreements and understandings between the parties and is intended as the complete and exclusive statement of the terms of their understanding and agreement with respect to the subject matter hereof. There are no representations. oral or written, upon \\ h ich the Company or the Distributor has relied as an inducement to enter into this Agreement, other than those set forth herein.

9.11Product Recall. If any Products are recalled b1 Company. or if the Company discontinues selling any Products and requests the Distributor to retrieve the discontinued

Products from the retail trade, the Distributor will return any unsold Products to the Company FOB within 45 days of receipt of the Company's recall or discontinuance notice. The Company will repurchase the Products from the Distributor, at the Distributor's warehouse, for the Distributor's laid in cost including any applicable state taxes plus a 15% handling charge.

9.12Product Withdrawal. If the Company withdraws any Product from distribution in the Territory, such withdrawal shall not effect a termination of the Distributor's distribution rights under this Agreement as to that Product: in the event the Company reintroduces the withdrawn Product back into distribution in the Territory, the Distributor shall resume its role as the exclusive distributor of that Product pursuant to the terms and conditions of this Agreement.

9.13Construction. The language used in this Agreement is the language chosen by the parties to express their mutual intent. and no rule of strict construction wi II be applied against either party. The section headings are for convenience and are not intended as aids in construction.

9.14Attorneys' Fees. The parties agree that. in the event of a dispute arising out of this Agreement, the prevailing party shall be entitled to award of its reasonable attorneys· fees and costs, including, without limitation, such fees and costs for and during pre-suit, suit. appellate, bankruptcy proceedings and post-judgment actions.

9.15Counterparts. This Agreement may be signed in any number of counterparts, each of which will be deemed to be an original. but all of which together will constitute one and the same Agreement.

Executed under seal and delivered as of the date first above written.

The parties to this relationship agree to deal with each other honestly, fairly, in good faith, and in a non-discriminatory. commercially reasonable manner.

SCHEDULE I-PRODUCTS

The following products, individually, have been authorized to Distributor by this Agreement:

NAME(S) OF PRODUCT(S)

All Brands

Additionally, the Distributor automatically b\ operation of this Agreement shall be entitled to distribution rights for each extension of anv of the itemized Products listed above, as well as any new alcohol or non-alcohol beverage products the Companv markets in the Territory during the Term of this Agreement.

SCHEDULE 2 - TERRITORY

The Distributor has the exclusive right to sell and distribute the Products in the following Counties and Cities within the Commonwealth of Virginia:

Independent Cities:
All	Chesapeake
All	Emporia
All	Franklin
All	Norfolk
All	Portsmouth
All	Suffolk
All	Virginia Beach

Counties:
All	Brunswick
Part	Dinwiddie
All	Greensville
All	Isle of Wight
All	Lunenburg
Part	Mecklenburg
Part	Prince George
All	Southampton
All	Sussex

Military:
All Military Installations Located Within Hoffman Territories

Partial Territory Descriptions:
PARTDINWIDDIE (CO}

DINWIDDIE COUNTY LYING SOUTH OF A LINE RUNNING WEST FROM THE EASTERN COUNTY BORDER AND ROUTE 605, WEST ON 605 TO ITS JUNCTION WITH 604, NORTH ON ROUTE 604 TO ITS JUNCTION WITH ROUTE 669, SOUTHWEST ON ROUTE 669 BACK TO ROUTE GOS, THEN WEST ON ROUTE 60S TO THE COUNTY LINE HALFWAY BETWEEN ROUTES 460 AND 40. SOUTH ON ROUTE 613 FROM ITS JUNCTION WITH ROUTE 610 TO ITS JUNCTION WITH ROUTE 40, SOUTH ON ROUTE 40 AS IT RUNS FROM THE POST OFFICE AT DARVILLS WEST TO THE NOTTOWAY

COUNTY LINE

PART	MECKLENBURG (CO)	MECKLENBURG COUNTY UP TO THE JOHN H KERR DAM AND THE ROANOKE AND STAUNTON RIVERS

PART	PRINCE GEORGE (CO)	PRINCE GEORGE COUNTY LYING SOUTH OF A LINE RUNNING NORTHWEST FROM THE JUNCTION OF COUNTY LINE AND ROUTE 460 TO THE JUNCTION OF ROUTE 154 AND ROUTE 301 AND DIRECTLY WEST TO THE COUNTY LINE